Exhibit 99.4

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2020 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Important Message

1.1

The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2020 third quarterly report for the nine months ended 30 September 2020 (the “Reporting Period”), and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2	All directors attended the third meeting of the tenth session of the Board, and have considered and adopted the 2020 third quarterly report at the meeting.

1.3

Mr. Wu Haijun, Chairman of the Company, Mr. Du Jun, overseeing the accounting operations, and Ms. Yang Yating, person-in-charge of Accounting Department (Accounting Chief) and Director of Finance Department warrant the truthfulness, accuracy and completeness of the financial report contained in this third quarterly report.

1.4	The financial report of the Company’s 2020 third quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

2. Basic Information

2.1	Major Accounting Data

Unit: RMB’000

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets	44,941,275	45,636,128	-1.52
Total equity attributable to equity shareholders of the Company	27,972,038	29,885,341	-6.40

	From the beginning of the year to the end of the Reporting Period (January to September)	From the beginning of the year to the end of the Reporting Period of last year (January to September)	Increase/decrease as compared to the corresponding period of the previous year (%)
Net cash flows generated from operating activities	-2,114,789	-414,628	410.04

	From the beginning of the year to the end of the Reporting Period (January to September)	From the beginning of the year to the end of the Reporting Period of last year (January to September)	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue	54,953,968	75,369,599	-27.09
Net profit attributable to equity shareholders of the Company	-642,219	1,672,132	-138.41
Net profit attributable to equity shareholders of the Company excluding non-recurring items	-823,377	1,522,252	-154.09
Return on net assets (weighted average) (%)	-2.323	5.112	Decreased by 7.435 percentage points
Basic earnings per share (RMB/share)	-0.059	0.144	-140.97
Diluted earnings per share (RMB/share)	-0.059	0.144	-140.97

Excluded non-recurring items and amount:

Unit: RMB’000

Item	Amount for the Period (July to September)	Amount from the beginning of the year to the end of the Reporting Period (January to September)
Losses on disposal of non-current assets	87,287	89,473
Government grants recognized through profit and loss except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	7,833	29,328
Other non-operating income and expenses other than those mentioned above	-23,543	-33,981
Staff reduction fees	-3,876	-15,430
Investment income from structured deposits	28,772	101,942
Losses on discount of receivables	-2,777	-15,962
Foreign exchange options and forward foreign exchange contracts (losses)/ earnings	-975	56
Derivative financial assets and income from changes in fair value of liabilities	-5,652	3,629
Effect on minority interests (after tax)	-395	-424
Tax effect for the items above	22,396	22,527

Total	109,070	181,158

2.2	Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders					92,829

Shareholdings of the top ten shareholders
Name of shareholder (in full)	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen		Type of shareholder
				Situation of the shares	Number
China Petroleum & Chemical Corporation	5,460,000,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	3,454,002,030	31.91	0	Unknown	0	Overseas legal person
China Securities Finance Corporation Limited	324,111,018	2.99	0	None	0	Others
Central Huijin Investment Ltd.	67,655,800	0.63	0	None	0	Others
HKSCC Limited	57,917,182	0.54	0	None	0	Others
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	0.42	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	0.40	0	None	0	Others
China Asset Fund –Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	43,083,750	0.40	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	43,083,700	0.40	0	None	0	Others
E Fund – Agricultural Bank of China – E Fund CSI Financial Asset	43,083,700	0.40	0	None	0	Others
Management Plan
Harvest Fund—Agricultural Bank of China— Harvest CSI Financial Asset Management Plan	43,083,700	0.40	0	None	0	Others
ZO Asset Management—Agricultural Bank of China- ZO CSI Financial Asset Management Plan	43,083,700	0.40	0	None	0	Others
Yinhua Fund – Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	43,083,700	0.40	0	None	0	Others
China Southern Asset Management – Agricultural Bank of China – China Southern CSI Financial Asset Management Plan	43,083,700	0.40	0	None	0	Others
ICBC Credit Suisse Fund – Agricultural Bank of China – ICBC Credit Suisse CSI Financial Asset Management Plan	43,083,700	0.40	0	None	0	Others

Shareholdings of the Top Ten Shareholders with Unlimited Conditions of Sale
Name of shareholder	Number of Liquidity Shares Holding Unlimited Conditions of Sale	Type and quantity of shares
		Type	Quantity
China Petroleum & Chemical Corporation	5,460,000,000	RMB common stocks	5,460,000,000
HKSCC (Nominees) Limited	3,454,002,030	Overseas listed foreign share	3,454,002,030
China Securities Finance Corporation Limited	324,111,018	RMB common stocks	324,111,018
Central Huijin Investment Ltd.	67,655,800	RMB common stocks	67,655,800
HKSCC Limited	57,917,182	RMB common stocks	57,917,182
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	RMB common stocks	45,222,300
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	RMB common stocks	43,531,469
China Asset Fund –Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	43,083,750	RMB common stocks	43,083,750
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
E Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
Harvest Fund—Agricultural Bank of China— Harvest CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
ZO Asset Management—Agricultural Bank of China- ZO CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
Yinhua Fund – Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
China Southern Asset Management – Agricultural Bank of China – China Southern CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
ICBC Credit Suisse Fund – Agricultural Bank of China – ICBC Credit Suisse CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700

Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China Petroleum
& Chemical Corporation, a state-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the
Administration Measures on Acquisition of Listed
Companies. Among the above-mentioned shareholders,
HKSCC (Nominees) Limited is a nominee and HKSCC
Limited is the nominal holder of the Company’s Shanghai-
Hong Kong Stock Connect. Apart from the above, the
Company is not aware of any other connected relationships
among the other shareholders, or whether any other
shareholder constitutes an act-in-concert party under the
	Administrative Measures on Acquisition of Listed Companies.

3. Major Events

3.1	Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

	As at 30 September 2020	As at 31 December 2019	Increase/ decrease amount	Change (%)	Major reason for change
Monetary Funds	4,473,987	8,958,538	-4,484,551	-50.06%	Affected by the fluctuation of
international oil price, the
sales profit of the reporting
period decreased year-on-
year. The balance of
operating items payable such
as taxes payable has
declined, and the net cash
outflow from operating
activities increased, resulting
in the decline in the balance
					of monetary funds.
Inventories	5,045,633	6,754,434	-1,708,801	-25.30%	Affected by COVID-19 and the decline in international crude oil prices, the unit cost of Company’s inventory fell.
Construction in progress	1,193,922	1,815,549	-621,627	-34.24%	A total of RMB650 million was transferred to the oil cleaning project for acceptance.
Accounts payable	5,979,599	7,664,296	-1,684,697	-21.98%	Affected by the industry downturn cycle and the epidemic situation, the unit price of raw materials procurement of the Company decreased, and the accounts payable decreased.

Unit: RMB’000

Item	For the nine-month period ended 30 September		Increase/ decrease amount	Change (%)	Major reason for change
	2020	2019
Revenue	54,953,968	75,369,599	-20,415,631	-27.09%	Due to the impact of COVID-19, demand in the downstream market has been reduced, while the sharp drop in international crude oil prices has led to a sharp drop in product prices year-on-year.
Cost of Sales	44,538,544	62,821,404	-18,282,860	-29.10%	Due to the decrease of unit price of crude oil and other major raw materials in the reporting period, the operating cost decreased year-on-year.
R&D Expenses	56,596	29,301	29,295	99.98%	Research and development projects related to carbon fiber investment increased.
Impairment of assets	120,928	-24,786	145,714	-587.89%	In March 2020, the crude oil prices fell sharply, and the Company made provision for inventory depreciation.
Income tax expenses	-352,418	285,697	-638,115	-223.35%	Affected by COVID-19 and the industry downward cycle, the Company made operating loss in the Reporting Period
Operating profit	-945,416	2,024,585	-2,970,001	-146.70%	Affected by COVID-19 and downside cycle of the industry, the sales price of the products in this period dropped significantly, resulting in operating losses.
Total profit	-984,967	1,998,199	-2,983,166	-149.29%
Net profit	-632,549	1,712,502	-2,345,051	-136.94%

Item	For the nine-month period ended 30 September		Increase/ decrease amount	Change (%)	Major reason for change
	2020	2019
Net cash flows used from operating activities	-2,114,789	-414,628	-1,700,161	410.04%	Affected by the fluctuation of
international oil price, the
sales profit of the reporting
period decreased year-on-
year. The balance of
operating items payable such
as taxes payable has
declined, and the net cash
outflow from operating
activities increased, resulting
in the increase of net cash
outflow from operating
					activities.
Net cash flows used from investing activities	-4,985,913	-2,826,492	-2,159,421	76.40%	Due to the investment in the
merger and acquisition of
Zhejiang Jinlian
petrochemical storage and
Transportation Co., Ltd. and
the increase of structural
deposits in the reporting
period, the cash outflow from
					investing activities increased.
Net cash flows generated/(used) from financing activities	3,123,031	-2,265,390	5,388,421	-237.86%	In the reporting period, short- term financing bonds were issued, resulting in the increase in cash inflows from financing activities.

3.2

A warning and an explanation for the forecast that the accumulated net profit from the beginning of the year to the end of the next reporting period may be a loss, or the major changes compared with the same period of last year

Due to the spread of COVID-19 and abnormal price fluctuations in the international crude oil market and other factors, the prices of the Company’s major products have dropped significantly in the first three quarters of 2020 compared with the same period of last year, and the gross profit of the products has dropped significantly, which has a negative impact on the Company’s sales revenue and profit. It is expected that in the fourth quarter of 2020, the Company will still face the severe and complex domestic and international economic situation and industrial situation, and the Company’s accumulated net profit in 2020 will drop significantly compared with the same period of last year.

The above information is only a preliminary estimate, the accurate financial data shall be subject to the Company’s officially disclosed annual report for 2020.

4. Appendix

4.1	CONSOLIDATED BALANCE SHEETS

AS	AT 30 SEPTEMBER 2020

Unit: RMB’000 Audit type:unaudited

Items	As at 30 September 2020	As at 31 December 2019
Current assets
Cash at bank and on hand	4,473,987	8,958,538
Transactional financial assets	1,421,500	3,318,407
Derivative financial assets	20,828	263
Accounts payable	1,954,850	1,639,916
Accounts receivable financing	1,487,260	1,540,921
Advances to suppliers	75,417	56,602
Other receivables	27,626	28,111
Including: Interests receivable	728	10,927
Inventories	5,045,633	6,754,434
Other assets classified as held for sale	3,046,324	11,971

Total current assets	17,553,425	22,309,163

Non-current assets
Long-term equity investments	5,682,168	5,328,758
Investment in other equity instruments	5,000	5,000
Investment properties	371,419	367,468
Fixed assets	11,729,840	11,322,850
Construction in progress	1,193,922	1,815,549
Right-of-use assets	16,995	23,648
Intangible assets	418,159	337,846
Long-term prepaid expenses	417,432	463,780
Deferred tax assets	533,458	150,832
Other non-current assets	7,019,457	3,511,234

Total non-current assets	27,387,850	23,326,965

Total assets	44,941,275	45,636,128

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2020

Unit: RMB’000 Audit type:unaudited

Items	As at 30 September 2020	As at 31 December 2019
Current liabilities
Short-term borrowings	3,040,000	1,547,600
Derivative financial liabilities	30,509	799
Notes payable	555,534	733,900
Accounts payable	5,979,599	7,664,296
Contract Liabilities	631,352	660,783
Employee benefits payable	624,920	189,547
Taxes payable	1,250,938	3,803,287
Other payables	1,539,767	867,967
Including: Interests payable	2,208	1,686
Dividends payable	29,522	29,144
Non-current liabilities due within one year	11,067	11,450
Other current liabilities	3,004,123	—

Total current liabilities	16,667,809	15,479,629

Non-current liabilities
Lease liabilities	6,890	10,593
Deferred revenue	122,505	130,005
Deferred tax liabilities	36,704	—

Total non-current liabilities	166,099	140,598

Total liabilities	16,833,908	15,620,227

Owners’ equity (or shareholders’ equity)
Paid-in capital (or share capital)	10,823,814	10,823,814
Capital surplus	610,327	610,327
Other comprehensive income	9,830	17,838
Specific reserve	92,919	57,137
Surplus reserve	6,437,010	6,437,010
Undistributed profits	9,998,138	11,939,215

Total equity attributable to equity owners (or shareholders) of the Company	27,972,038	29,885,341

Minority interests	135,329	130,560
Total Owners’ equity (or shareholders’ equity)	28,107,367	30,015,901

Total liabilities and Owners’ equity (or shareholders’ equity)	44,941,275	45,636,128

PARENT COMPANY BALANCE SHEETS

AS AT 30 SEPTEMBER 2020

Unit: RMB’000 Audit type:unaudited

Items	As at 30 September 2020	As at 31 December 2019
Current assets
Cash at bank and on hand	3,113,935	7,263,279
Transactional financial assets	1,421,500	3,318,407
Derivative financial assets	20,828	—
Accounts payable	1,568,405	1,310,449
Accounts receivable financing	686,242	669,889
Advances to suppliers	34,710	47,547
Other receivables	16,652	14,637
Including: Interests receivable	290	10,617
Inventories	4,830,435	6,368,389
Other assets classified as held for sale	3,029,919	—

Total current assets	14,722,626	18,992,597

Non-current assets
Long-term equity investments	7,007,410	6,489,898
Investment properties	400,762	397,573
Fixed assets	11,277,355	11,123,442
Construction in progress	1,189,911	1,814,985
Right-of-use assets	13,507	20,520
Intangible assets	289,466	298,914
Long-term prepaid expenses	409,192	455,391
Deferred tax assets	521,777	138,648
Other non-current assets	7,019,457	3,511,234

Total non-current assets	28,128,837	24,250,605

Total assets	42,851,463	43,243,202

PARENT COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2020

Unit: RMB’000 Audit type:unaudited

Items	As at the end of the period	As at the beginning of the year
Current liabilities
Short-term borrowings	3,000,000	1,500,000
Derivative financial liabilities	30,509	—
Notes payable	514,196	715,000
Accounts payable	4,917,348	5,951,568
Contract Liabilities	542,947	601,912
Employee benefits payable	615,007	183,912
Taxes payable	1,222,891	3,776,221
Other payables	1,503,050	854,759
Including: Interests payable	2,167	1,531
Dividends payable	29,522	29,144
Non-current liabilities due within one year	8,904	10,059
Other current liabilities	3,004,123	—

Total current liabilities	15,358,975	13,593,431

Non-current liabilities
Lease liabilities	5,582	8,860
Deferred revenue	122,505	130,005

Total non-current liabilities	128,087	138,865

Total liabilities	15,487,062	13,732,296

Owners’ equity (or shareholders’ equity)
Paid-in capital (or share capital)	10,823,814	10,823,814
Capital surplus	600,768	600,768
Other comprehensive income	9,830	17,838
Specific reserve	92,919	57,135
Surplus reserve	6,437,010	6,437,010
Undistributed profits	9,400,060	11,574,341

Total Owners’ equity (or shareholders’ equity)	27,364,401	29,510,906

Total liabilities and Owners’ equity (or shareholders’ equity)	42,851,463	43,243,202

4.2	CONSOLIDATED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2020

Unit: RMB’000 Audit type:unaudited

Items	Third quarter of 2020 (July to September)	Third quarter of 2019 (July to September)	First three quarters of 2020 (January to September)	First three quarters of 2019 (January to September)
Total revenue	19,290,616	23,377,016	54,953,968	75,369,599
Including: Revenue	19,290,616	23,377,016	54,953,968	75,369,599
Total operating cost	18,151,906	23,065,995	56,406,200	74,160,447
Including: Cost of sales	13,628,744	19,156,674	44,538,544	62,821,404
Taxes and surcharges	3,778,954	3,188,715	9,480,751	9,018,863
Selling and distribution expenses	118,898	128,952	348,864	389,367
General and administrative expenses	700,395	673,567	2,211,438	2,189,749
R&D expenses	11,068	7,922	58,596	29,301
Financial expenses	-86,153	-89,835	-231,993	-288,237
Add: Other income	4,333	460	20,828	3,011
Investment income (“-” to indicate loss)	166,016	189,251	500,744	709,218
Including: Share of income of associates and joint ventures	140,996	225,633	414,708	717,863
Change in fair value gains (“-” to indicate loss)	-5,652	5,191	3,629	-7,250
Asset impairment losses (“-” to indicate loss)	—	—	—	-2
Asset impairment losses (“-” to indicate loss)	—	—	-120,928	-24,786
Asset disposal income (“-” to indicate loss)	87,287	153,966	102,543	135,242

CONSOLIDATED INCOME STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2020

Unit: RMB’000 Audit type:unaudited

Items	Third quarter of 2020 (July to September)	Third quarter of 2019 (July to September)	First three quarters of 2020 (January to September)	First three quarters of 2019 (January to September)
Operating profit (“-” to indicate loss)	1,390,694	659,889	-945,416	2,024,585
Add: Non-operating income	6,369	2,112	13,075	12,998
Less: Non-operating expenses	27,412	23,045	52,626	39,384

Total profit (“-” to indicate loss)	1,369,651	638,956	-984,967	1,998,199

Less: Income tax expenses	293,882	70,171	-352,418	285,697

Net Profit (“-” to indicate loss)	1,075,769	568,785	-632,549	1,712,502

Classification by business continuity
1. Profit from continuing operations (“-” to indicate loss)	1,075,769	568,785	-632,549	1,712,502
Classification by ownership
1. Attributable to equity shareholders of the Company (“-” to indicate loss)	1,073,853	534,891	-642,219	1,672,132
2. Minority interests (“-” to indicate loss)	1,916	33,894	9,670	40,370
Other comprehensive income, net of tax	1,248	—	-8,008	-3,667

Total comprehensive income	1,077,017	568,785	-640,557	1,708,835

Attributable to equity shareholders of the Company	1,075,101	534,891	-650,227	1,668,465
Minority interests	1,916	33,894	9,670	40,370
Earnings per share
Basic earnings per share (RMB)	0.099	0.039	-0.059	0.144
Diluted earnings per share (RMB)	0.099	0.039	-0.059	0.144

PARENT COMPANY INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2020

Unit: RMB’000 Audit type:unaudited

Items	Third quarter of 2020 (July to September)	Third quarter of 2019 (July to September)	First three quarters of 2020 (January to September)	First three quarters of 2019 (January to September)
Revenue	16,533,774	19,739,126	46,213,006	58,201,333
Less: Cost of sales	10,949,967	15,580,341	36,048,185	45,896,166
Taxes and surcharges	3,775,600	3,184,365	9,470,469	9,002,880
Selling and distribution expenses	95,676	106,167	287,219	321,851
General and administrative expenses	678,240	648,420	2,151,132	2,109,136
R&D expenses	7,926	5,823	51,590	23,354
Financial expenses	-80,799	-72,706	-210,389	-258,220
Add: Other income	2,086	342	17,230	1,294
Investment income (“-” to indicate loss)	159,717	209,083	446,095	711,098
Including: Share of income of associates and joint ventures	231,071	208,362	459,064	671,858
Change in fair value gains (“-” to indicate loss)	-5,944	5,495	3,093	-6,757
Credit impairment losses (“-” to indicate loss)	—	—	—	-7
Asset impairment losses (“-” to indicate loss)	—	—	-120,140	-24,786
Asset disposal income (“-” to indicate loss)	-37	-3,243	15,219	-27,015
Operating profit (“-” to indicate loss)	1,262,986	498,393	-1,223,703	1,759,993
Add: Non-operating income	4,584	2,005	11,150	7,141
Less: Non-operating expenses	27,376	23,042	52,581	39,379

Total profit (“-” to indicate loss)	1,240,194	477,356	-1,265,134	1,727,755

Less: Income tax expenses	283,479	63,142	-389,711	256,560
Net Profit (“-” to indicate loss)	956,715	414,214	-875,423	1,471,195
1. Profit from continuing operations (“-” to indicate loss)	956,715	414,214	-875,423	1,471,195
Other comprehensive income, net of tax	1,248	—	-8,008	-3,667

Total comprehensive income	957,963	414,214	-883,431	1,467,528

4.3	CONSOLIDATED CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2020

Unit: RMB’000 Audit type:unaudited

Items	First three quarters of 2020 (January to September)	First three quarters of 2019 (January to September)
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	59,664,017	82,838,287
Refund of taxes and surcharges	3,040	1,498
Cash received relating to other operating activities	286,600	142,416

Sub-total of cash inflows	59,953,657	82,982,201

Cash paid for goods and services	47,197,250	67,619,497
Cash paid to and on behalf of employees	1,858,747	1,917,525
Payments of taxes and surcharges	12,769,797	13,437,183
Cash paid relating to other operating activities	242,652	422,624

Sub-total of cash outflows	62,068,446	83,396,829

Net cash flows generated from operating activities	-2,114,789	-414,628

2. Cash flows from investing activities
Cash received from entrusted lending	9,601,942	2,753,630
Cash received from returns on investments	88,154	87,469
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	95,660	214,370
Net cash received from disposal of subsidiaries and other operating units	—	-404
Cash received relating to other investing activities	705,982	3,434,755

Sub-total of cash inflows	10,491,738	6,489,820

Cash paid to acquire fixed assets, intangible assets and other long-term assets	1,021,374	937,712
Cash paid to entrusted lending	7,600,000	753,184
Cash paid to other related investment activities	340,315	—
Net cash received from subsidiaries and other business units	6,515,962	7,625,416

Sub-total of cash outflows	15,477,651	9,316,312

Net cash flows generated from operating activities.	-4,985,913	-2,826,492

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2020

Unit: RMB’000 Audit type:unaudited

Items	First three quarters of 2020 (January to September)	First three quarters of 2019 (January to September)
3. Cash flows from financing activities
Cash received from borrowings	6,446,569	3,730,100

Sub-total of cash inflows	6,446,569	3,730,100

Cash repayments of borrowings	1,958,562	3,184,749
Cash paid for distribution of dividends or profits and interest expenses	1,354,427	2,733,816
Cash paid for other financing activities	10,549	76,925

Sub-total of cash outflows	3,323,538	5,995,490

Net cash flows generated from financing activities	3,123,031	-2,265,390

4. Effect of foreign exchange rate changes on cash and cash equivalents	-2,711	12,627
5. Net increase in cash and cash equivalents	-3,980,382	-5,493,883
Add: Cash and cash equivalents at beginning of the period	7,449,699	8,241,893
6. Cash and cash equivalents at end of the period	3,469,317	2,748,010

CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2020

Unit: RMB’000 Audit type:unaudited

Items	First three quarters of 2020 (January to September)	First three quarters of 2019 (January to September)
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	50,560,093	64,505,401
Refund of taxes and surcharges	1,115	—
Cash received relating to other operating activities	259,863	171,983

Sub-total of cash inflows	50,821,071	64,677,384

Cash paid for goods and services	37,905,448	49,603,020
Cash paid to and on behalf of employees	1,752,294	1,804,996
Payments of taxes and surcharges	12,698,503	13,318,250
Cash paid relating to other operating activities	288,748	253,141

Sub-total of cash outflows	52,644,993	64,979,407

Net cash flows generated from operating activities	-1,823,922	-302,023

2. Cash flows from investing activities
Cash received from the recovery of investments	9,198,184	2,552,461
Cash received from investment income	42,621	36,958
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	21,466	65,313
Cash received relating to other investing activities	706,053	3,412,340

Sub-total of cash inflows	9,968,324	6,067,072

Cash paid to acquire fixed assets, intangible assets and other long-term assets	1,016,546	925,218
Cash paid to investment activities	7,400,000	827,943
Cash paid to other related investment activities	6,512,970	7,613,200

Sub-total of cash outflows	14,929,516	9,366,361

Net cash flows used in investing activities	-4,961,192	-3,299,289

CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2020

Unit: RMB’000 Audit type:unaudited

Items	First three quarters of 2020 (January to September)	First three quarters of 2019 (January to September)
3. Cash flows from financing activities
Cash received from borrowings	6,396,576	3,700,000

Sub-total of cash inflows	6,396,576	3,700,000

Cash repayments of borrowings	1,900,969	3,131,649
Cash paid for distribution of dividends or profits and interest expenses	1,347,631	2,734,015
Cash paid for related financing activities	8,037	74,954

Sub-total of cash outflows	3,256,637	5,940,618

Net cash flows generated from financing activities	3,139,939	-2,240,618

4. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
5. Net increase in cash and cash equivalents	-3,645,175	-5,841,930
Add: Cash and cash equivalents at beginning of the period	5,754,440	7,119,013
6. Cash and cash equivalents at end of the period	2,109,265	1,277,083

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 28 October 2020